1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Nov 11, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/11/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/10/20 : Chunghwa Telecom purchased High Performance Edge Router etc., which amounted to NT$997,200,096.

2	Announcement on 2005/10/27: Related information regarding the selling of Shinkong Chi-Shin Fund for NT$500,000,000

3	Announcement on 2005/10/27: Chunghwa Telecom acquired equipments for CHT-S Tainan Tai Tze 5000 Lines (+Retrofit after CA), etc., totaled NT$715,608,196.

4	Announcement on 2005/10/31: Chunghwa Telecom announced financial results for the first nine months of 2005

5	Announcement on 2005/10/31 : The Company announcing review report containing other than unqualified regarding 3Q2005

6	Announcement on 2005/10/31: Chunghwa Telecom purchased xDSL Broadband Access Network Equipment etc., which amounted to NT$591,378,143.

7	Announcement on 2005/11/10: Chunghwa Telecom announced its revenue of NT$15.32 billion for October 2005

8	Announcement on 2005/11/10: Oct 2005 sales

EXHIBIT 1

Chunghwa Telecom purchased High Performance Edge Router etc., which amounted to NT$997,200,096.

Date of events: 2005/10/20

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): High Performance Edge Router, etc.

2. Date of the occurrence of the event: 2004/10/21~2005/10/20

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$997,200,096.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Intech Taiwan Corporation.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom materials of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 2

Related information regarding the selling of Shinkong Chi-Shin Fund for NT$500,000,000

Date of events: 2005/10/27

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Shinkong Chi-Shin Fund

2. Date of occurrence of the event: 2005/10/27

3. Volume, unit price, and total monetary amount of the transaction: 35,445,658.26 Units; NT$14.1061; NT$500,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shinkong Investment Trust Co. Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$2,183,453

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 106,958,841.72 Units; NT$1,508,772,117;5%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.45%; 3.95%; NT$26,249,514,991

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$14.10

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 3

Chunghwa Telecom acquired equipments for CHT-S Tainan Tai Tze 5000 Lines (+Retrofit after CA), etc., totaled NT$715,608,196.

Date of events: 2005/10/27

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Equipments for CHT-S Tainan Tai Tze 5000 Lines (+Retrofit after CA), etc.

2. Date of the occurrence of the event: 2004/10/28~2005/10/27

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$715,608,196.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LUCENT TECHNOLOGIES TAIWAN TELECOMMUNICATIONS CO., LTD.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Material of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 4

Chunghwa Telecom announced financial results for the first nine months of 2005

Date of events: 2005/10/31

Contents:

1. Date of occurrence of the event: 2005/10/31

2. Cause of occurrence: Chunghwa Telecom announced its financial results for the first nine months of 2005. Total revenue was NT$136.9 billion, gross profit was NT$68.6 bn, income from operation was NT$46.4 bn, net income was NT$38.2 bn, and earning per share was NT$3.96. Comparison of operation results for the first nine months of 2004 and 2005

(Unit: NT$ mn)

	9 months-’05	9 months-’04
Service revenues	136,920	136,754
Gross profit	68,585	68,625
Income from operations	46,381	47,279
Other income and expenses	1,112	666
Income before income tax	47,493	47,945
Net income	38,166	39,284
Net income per share (NT$)	3.96	4.07

3. Countermeasures: Nil

4. Any other matters that need to be specified: Nil

EXHIBIT 5

The Company announcing review report containing other than unqualified regarding 3Q2005

Date of events: 2005/10/31

Contents:

1. Date of occurrence of the event: 2005/10/31

2. Full text of the CPA audit opinion: The Board of Directors and Stockholders Chunghwa Telecom Co., Ltd. We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2005 and 2004, and the related statements of operations and cash flows for the nine months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. A stated in Note 9 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,427,693 thousand and NT$1,396,750 thousand as of September 30, 2005 and 2004 and the equity in their net gains were NT$65,500 thousand and NT$33,268 thousand for the nine months then ended. Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with relevant regulations (applied before August 12, 2005), regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China. As stated in Notes 2 and 3 to the financial statements, the Company completed privatization on August 12, 2005 and the accounts before privatization are subject to examination by the Directorate General of Budget, Accounting and Statistics of the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2004 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

Deloitte & Touche

3. Any other matters that need to be specified: None

EXHIBIT 6

Chunghwa Telecom purchased xDSL Broadband Access Network Equipment etc., which amounted to NT$591,378,143.

Date of events: 2005/10/31

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): xDSL Broadband Access Network Equipment, etc.

2. Date of the occurrence of the event: 2004/11/01~2005/10/31

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$591,378,143.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): BAYCOM OPTO-ELECTRONICS TECHNOLOGY CO., LTD.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom materials of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 7

Chunghwa Telecom announced its revenue of NT$15.32 billion for October 2005

Date of events: 2005/11/10

Contents:

1. Date of occurrence of the event: 2005/11/10

2. Cause of occurrence: Chunghwa Telecom’s revenue for October 2005 was NT$15.32 billion. For the first ten months of 2005, the internal figures for accumulative income from operations was NT$51.5 billion, net income was NT$42.4 billion, and EPS was NT$4.40.

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

EXHIBIT 8

Chunghwa Telecom

Nov 10, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct. 2005

1) Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
Oct.	Invoice amount	17,413,103	17,178,709	234,394	1.36%
Jan-Oct.	Invoice amount	175,856,671	175,572,662	284,009	0.16%
Oct.	Net sales	15,320,402	15,089,686	230,716	1.53%
Jan -Oct.	Net sales	152,239,983	151,843,611	396,372	0.26%

b Trading purpose : None